UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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Expires:	February 28, 2018
Estimated average burden
hours per response	2.0

1. Investment Company Act File Number:				Date examination completed: January 4, 2018
811-10027
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: State Farm Mutual Fund Trust - State Farm Equity and Bond Fund
4. Address of principal executive office (number, street, city, state, zip code): One State Farm Plaza, Bloomington, Illinois 61710-0001

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SECís Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the companyís securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

January 4, 2018

We, as members of management of State Farm Equity and Bond Fund (the “Fund”), a series of State Farm Mutual Fund Trust, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 17, 2017, and from April 26, 2017 through August 17, 2017.

Based on this evaluation, we assert, to the best of our knowledge and belief, that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 17, 2017, and from April 26, 2017 through August 17, 2017, with respect to securities reflected in the investment account of the Fund.

State Farm Mutual Fund Trust – State Farm Equity and Bond Fund

/s/ Mark D. Mikel
Mark D. Mikel – Vice President and Secretary, State Farm Mutual Fund Trust

/s/ Terry Miller
Terry Miller - Assistant Treasurer, State Farm Mutual Fund Trust

Report of Independent Accountants

To the Board of Trustees of State Farm Equity and Bond Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that State Farm Equity and Bond Fund (the “Fund”), a series of the State Farm Mutual Fund Trust, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of August 17, 2017. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures, as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 17, 2017, and with respect to agreement of security purchases and sales, for the period from April 26, 2017 (the date of our last examination), through August 17, 2017:

-	Confirmation of all securities held by institutions in book entry form at DST Systems (the “Transfer Agent”)
-	Reconciliation of all securities shown on the books and records of the Fund to the Transfer Agent records
-	Agreement of twelve security sales or maturities since our last report from the books and records of the Fund to supporting documentation

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 17, 2017 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Farm Equity and Bond Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

January 4, 2018

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL 60606 T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us